Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

www.drreddys.com

May 28, 2025

To,

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Copy of Newspaper Publication regarding transfer of unclaimed dividend and underlying equity shares to Investor Education and Protection Fund (IEPF)

Please find enclosed a copy of the Notice published on May 28, 2025 in Business Standard and Nava Telangana pertaining to unclaimed dividend and equity shares which are liable to be transferred to the IEPF pursuant to Section 124(6) of the Companies Act, 2013 and rules thereunder.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

2 హైదరాబాద్ | నవతెలంగాణ | బుధవారం 28 మే 2025

ముగిసిన సరస్వతీ పుష్కరాలు

- 23.1 లక్షల మంది సందర్శన : వివరాలు ప్రకటించిన దేవాదాయ శాఖ

నవతెలంగాణ బ్యూరో-హైదరాబాద్

సరస్వతీ పుష్కరాలు విజయవంతంగా ముగిసినట్టు దేవాదాయ శాఖ మంగళవారం ప్రకటించింది. 12 రోజుల పాటు సాగిన పుష్కరాల్లో 23.1 లక్షల మంది సందర్శించినట్టు వెల్లడించింది. మొత్తం 47 వేల మంది భక్తులు హారతి కార్యక్రమంలో పాల్గొన్నారని తెలిపింది. పుష్కరాల సందర్భంగా కాళేశ్వరం దేవాలయంలో 2,68,139 లడ్డూలు అమ్ముడైనట్టు తెలిపింది. పుష్కరాల సందర్భంగా ఏర్పాటు చేసిన మెడికల్ క్యాంపుల్లో 80,148 మంది సేవలు పొందినట్టు పేర్కొంది. ఆర్టీసీ సంస్థ పుష్కరాల కోసం 90 షటిల్ బస్సులను తిప్పినట్టు వెల్లడించింది. పుష్కరాల్లో 1600 మంది భద్రతా సిబ్బంది, 950 మంది శానిటేషన్ సిబ్బంది, 33 మంది ఎన్డీఆర్ఎఫ్, 66 మంది ఎస్డీఆర్ఎఫ్, 35 మంది సింగరేణి రెస్క్యూటీమ్ సభ్యులు, వంద మంది గజ ఈతగాళ్లు తమ సేవలు అందించినట్టు తెలిపింది. పుష్కరాలకు అధికారికంగా 1,37,440 వాహనాలు వచ్చినట్టు పేర్కొంది.

జూన్ 3 నుంచి టెన్త్ అడ్వాన్స్డ్ సప్లిమెంటరీ

- 42,832 మంది దరఖాస్తు
- 150 పరీక్షా కేంద్రాల ఏర్పాటు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

పదో తరగతి అడ్వాన్స్డ్ సప్లిమెంటరీ పరీక్షలు వచ్చేనెల మూడో తేదీ నుంచి ప్రారంభం కానున్నాయి. అదేనెల 13 వరకు జరుగుతాయి. ఈ మేరకు ప్రభుత్వ పరీక్షల విభాగం సంచాలకులు ఎ కృష్ణారావు మంగళవారం ఒక ప్రకటన విడుదల చేశారు. ఈ పరీక్షలు ప్రతిరోజూ ఉదయం 9.30 నుంచి మధ్యాహ్నం 12.30 గంటల వరకు నిర్వహిస్తామని తెలిపారు. ఈ పరీక్షలకు హాజరయ్యేందుకు 26,286 మంది అబ్బాయిలు, 16,546 మంది అమ్మాయిలు కలిపి మొత్తం 42,832 మంది విద్యార్థులు దరఖాస్తు చేశారని వివరించారు. ఈ పరీక్షల నిర్వహణ కోసం రాష్ట్రవ్యాప్తంగా 150 పరీక్షా కేంద్రాలను ఏర్పాటు చేశామని తెలిపారు. హాల్‌టికెట్లను ఇప్పటికే సంబంధిత పాఠశాలలకు పంపించామని పేర్కొన్నారు. ఆయా పాఠశాలల హెడ్మాస్టర్ల ద్వారా హాల్‌టికెట్లను తీసుకోవాలని సూచించారు. హాల్‌టికెట్లు www.bse.telangana.gov.in వెబ్‌సైట్‌లోనూ అందుబాటులో ఉంటాయనీ, విద్యార్థులు డౌన్‌లోడ్ చేసుకోవాలని కోరారు.

పెండింగ్ బిల్లులు అడుగుతుంటే అరెస్టులేంది ?

- తెలంగాణ సర్పంచుల సంఘం జేఏసీ రాష్ట్ర అధ్యక్షులు సుర్వియాదయ్యగౌడ్

నవతెలంగాణ బ్యూరో-హైదరాబాద్

అప్పులు చేసి గ్రామాల్లో చేపట్టిన అభివృద్ధి పనులకు సంబంధించి పెండింగ్ బిల్లులు అడుగుతుంటే అరెస్టులేంది? అని తెలంగాణ సర్పంచుల సంఘం జేఏసీ రాష్ట్ర అధ్యక్షులు సుర్వి యాదయ్యగౌడ్ వాపోయారు. ప్రజావాణిలో మాజీ సర్పంచులంతా మూకుమ్మడి వినతిపత్రాలిచ్చే స్వేచ్ఛ కూడా లేదా? అని ప్రశ్నించారు. ఈ మేరకు మంగళవారం ఆయన ఒక ప్రకటన విడుదల చేశారు. సోమవారం రాత్రి నుంచి పోలీసులు మాజీ సర్పంచుల ఇండ్ల వద్ద అరెస్టు చేసి నిర్బంధించడం దారుణమని పేర్కొన్నారు. గ్రామాలను ఆదర్శంగా తీర్చిదిద్ది అప్పుల బాధతో ఆత్మహత్యలు చేసుకుని మాజీ సర్పంచులు మరణిస్తుంటే ప్రభుత్వానికి చీమకుట్టినట్టు కూడా లేదని విమర్శించారు. గ్రామ పంచాయతీలకు రూ.153 కోట్లు ప్రకటిస్తున్నామని ప్రభుత్వం చెప్పినా తమకు పెండింగ్ బిల్లులు మాత్రం అందలేదని వాపోయారు. కాంట్రాక్టర్లకు ఇచ్చేందుకు నిధులుంటాయిగానీ, సర్పంచుల బిల్లులు చెల్లించేందుకు నిధులెందుకు ఉండవని ప్రశ్నించారు. ఇప్పటికైనా రాష్ట్ర ప్రభుత్వం గ్రామ పంచాయతీల్లో తీర్మానాలు చేసినవి, ఎంబీ రికార్డు అయినవి వెంటనే క్లియర్ చేయాలని కోరారు.

OMKAR FERTILISERS PVT LTD

Notice for Marketing of 100% Water Soluble Fertilisers

We are placed to inform the general public that with reference to the order number.2900(E) dated 24thOct., 2015 issued by the Ministry of Agriculture and amendment thereafter, Omkar Fertilisers Pvt. Ltd. Will intend manufacture and marketing of the following 100% Water Soluble Fertilisers in the state of Telangana.

Sl. No	Product Name
1	Potassium Magnesium Sulphate (K_2O-22%, MgO-18%, S-20%)
2	24-24-00 (100% Water Soluble Complex Fertilisers) (N-24%, P_2O_5-24%)
3	Potassium Metaphosphate Dimer (00:40:40) (P_2O_5-40%, K_2O-40%)
4	NPK 18-18-18 WSF (N-18%, P-18%, K-18%)
5	NPK 19:19:19 WSF (N-19%, P-19%, K-19%)
6	NPK 20:20:20 WSF (N-20%, P-20%, K-20%)
7	NPK 00:12:18 Zn:1 WSF (P-12%, K-18%, Zn-1%)
8	Mono Potassium Phosphate (0:52:34)
9	NPK 13:40:13 WSF (N-13, P-40, K-13)
10	Mono Ammonium Phosphate (12:61:00)
11	Calcium Nitrate (Ca-18.5%, N-15.5%)
12	Urea Phosphate (17:44:00)
13	Potassium Nitrate (13:00:45)
14	NPK 28:28:00 WSF (N-28, P-28, K-00)

Marketed By Omkar Fertilisers Pvt Ltd

H.no – 4-10-95, Plot no – 3, Auto Nagar, Hayat Nagar Mandal, Ranga Reddy district, Telangana 500070.Cell: 9493678899 Email: Sales@omkarfertilisers.com.

PRESS NOTIFICATION

General public are hereby informed that a **Memorandum of Understanding** which was entered on 09-04-2025 in between **Ch.Bhupal Goud Real Estate Consultancy** Rep.by its Proprietor Ch. Bhupal Goud. AND **M/s MESARA Infra Developers (p) Ltd.,** Having its registered office at Plot No.17, 5th Floor, Dwaraka Heights, Jubilee Enclave, Madhapur, HYDERABAD-500 081, Rep.by its Directors, **(1) Mr. Marella Penchala Subba Reddy (2) Mr. Nuni Balakrishna (3) Mr. Kammara Ramu,,** to fulfill certain terms and obligations under which one of the condition was to pay a sum of Rs.30 crores in the first week of May 2025 to the owner of the property ie., Ch. Bhupal Goud by the MESARA Infra Development (p) Ltd., & others for payment of deficit stamp duty and penalty for the registered document pending before the Sub-Registrar. Thereafter the MESARA Infra Developers (P) Ltd., & others intentionally failed to obey the terms of the MOU as agreed, and terminated the MOU by issuing legal notice dated 07-05-2025. A Reply notice dated 13-05-2025 was issued by Ch. Bhupal Goud, denying the allegations, and consequently demanded to pay a sum of Rs.30,00,00,000/- (Rs. Thirty Crores only) within a period of 10 days from the date of receipt of the Reply. After receipt of Reply they have not paid amount as agreed as such Ch.Bhupal Goud has sent a Notice dated 27-05-2025 for cancellation of MOU and forfeiture of amount Rs.3 Crores. There is no subsisting MOU in between the parties. Hence general public are hereby cautioned not to entertain any type of transactions with M/s MESARA Infra Developers (p) Ltd., & others. If the parties entertains any type of transactions with the above said M/s MESARA Infra Developers (p) Ltd., they are solely responsible.

The Government after loosing the claim Petition in E.A.No. 242/2000 in 2001 and 2010. the collector officials Hyderabad District and High Court of Telangana in CRP. No. 18 of 2020 demanding to pay the Deficity Stam & duty

Place: Hyderabad

Date: 27-05-2025 CH. BHUPAL GOUD

తెలంగాణ ప్రభుత్వం

గ్రేటర్ హైదరాబాద్ మున్సిపల్ కార్పొరేషన్

[illegible]

సం.[illegible]/2025-26 తేది: 24.05.2025

[illegible] eehr2ynnum@gmail.com [illegible] www.tender.telangana.gov.in [illegible]

DIPR R.O.No.2616-PP/CL/ADVT/1/2025-26, Dt:27.05.2025

తెలంగాణ ప్రభుత్వం

హైదరాబాద్ మహానగర పాలక సంస్థ

[illegible] సర్కిల్-22, [illegible]

[illegible] తేది: 27.05.2025

[illegible]

DIPR R.O.No.2620-PP/CL/ADVT/1/2025-26, Dt:27.05.2025

pnb Housing Finance Limited

Phones:- 011-23357171, 23357172, 23705414, Website: www.pnbhousing.com

[illegible]

1.	HOU/HYD/0417/379344, [illegible]	[illegible]	14.02.2025	14-02-2025 [illegible]	22.05.2025	[illegible]
2.	HOU/HYDK/0223/1086182, [illegible]	[illegible]	07.03.2025	07-03-2025 [illegible] 77,11,654.00/-	22.05.2025	[illegible]

ప్రదేశం: హైదరాబాద్, తేది: 22-05-2025 [illegible]

బహిరంగ ప్రకటన

[illegible]

తేది: 27-05-2025

టాటా క్యాపిటల్ లిమిటెడ్

[illegible] ముంబయి-400013

[illegible]

తేది: 26-05-2025

బహిరంగ ప్రకటన

ICICI Bank [illegible] బెంగళూరు-560068.

[illegible]

క్ర. సం.	[illegible]	[illegible]	[illegible]	[illegible]
1.	[illegible] TBBNG00006345389	[illegible]	05.04.2025 Rs. 34,84,594.00/-	03/02/2025

[illegible]

తేది: 28 మే, 2025. ప్రదేశం: హైదరాబాద్ — అధీకృత సంతకందారు, ఐసిఐసిఐ బ్యాంక్ లిమిటెడ్

భౌతిక స్వాధీనపు ప్రకటన

ICICI Bank [illegible]

[illegible]

క్ర. సం.	[illegible]	[illegible]	[illegible]	[illegible]
1.	[illegible] 500072/176905000922	[illegible]	August 13, 2024 Rs. 4,97,13,163.42/-	[illegible]

[illegible]

తేది: 28 మే, 2025 ప్రదేశం: హైదరాబాద్ & [illegible]

MedPlus

మెడ్‌ప్లస్ హెల్త్ సర్వీసెస్ లిమిటెడ్

CIN - L85110TG2006PLC051845

Regd. Office: H.No:11-6-56, Survey No: 257 & 258/1, Opp: IDPL Railway Siding Road, Moosapet, Kukatpally, Hyderabad

31 మార్చ్, 2025తో ముగిసిన త్రైమాసికం మరియు సంవత్సరానికి ఆడిట్‌చేసిన ఆర్థిక ఫలితాల సారాంశం

(రూ. మిలియన్లలో)

	వివరాలు	స్టాండ్అలోన్				కన్సాలిడేటెడ్			
		ముగిసిన త్రైమాసికం 31.03.2025	ముగిసిన త్రైమాసికం 31.03.2024 (ఆడిటెడ్)	ముగిసిన సంవత్సరం 31.03.2025	ముగిసిన సంవత్సరం 31.03.2024 (ఆడిటెడ్)	ముగిసిన త్రైమాసికం 31.03.2025	ముగిసిన త్రైమాసికం 31.03.2024	ముగిసిన సంవత్సరం 31.03.2025	ముగిసిన సంవత్సరం 31.03.2024
1	పూర్తి ఆదాయం	2,044.02	1,502.70	7,220.32	4,743.42	15,254.01	15,009.57	61,846.69	56,648.63
2	పన్నుకు ముందు నికర లాభం	179.12	62.81	511.72	69.40	611.16	319.85	1,832.89	734.43
3	పన్ను తరువాత నికర లాభం	139.82	98.35	403.35	94.40	513.20	335.61	1,502.33	655.77
4	[illegible]	141.82	94.66	405.35	98.75	514.66	299.77	1,503.79	655.22
5	చెల్లించిన ఈక్విటీ వాటా మూలధనం [illegible]	239.39	239.07	239.39	239.07	239.39	239.07	239.39	239.07
6	[illegible]			12,164.08	11,637.44			17,166.22	15,540.25
7	ఈక్విటీ వాటా ఒక్కింటికి రాబడి [illegible]								
	బేసిక్	1.17	0.82	3.37	0.79	4.32	2.81	12.57	5.48
	డైల్యూటెడ్	1.17	0.81	3.36	0.79	4.30	2.79	12.52	5.45

గమనికలు:

1) పై నివేదిక అనునది, సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్ అండ్ అదర్ డిస్క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015 యొక్క రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్ఛేంజీలతో దాఖలు చేయబడిన ఆర్థిక ఫలితాల వివరణాత్మక ఫార్మాట్ యొక్క సారాంశం. ఆర్థిక ఫలితాల పూర్తి వివరాలు స్టాక్ ఎక్ఛేంజీల వెబ్‌సైట్: (www.bseindia.com and www.nseindia.com) మరియు కంపెనీ యొక్క వెబ్‌సైట్: (www.medplusindia.com)పై అందుబాటులో ఉంటాయి.

2) పై ఆర్థిక ఫలితాలు ఆడిట్ కమిటీ ద్వారా సమీక్షించబడినవి మరియు సిఫారసు చేయబడినవి మరియు 27 మే, 2025న నిర్వహించిన బోర్డు ఆఫ్ డైరెక్టర్ల సమావేశంలో ఆమోదించబడినవి & రికార్డుపై తీసుకోబడినవి.

3) సెబీ (లిస్టింగ్ ఆబ్లిగేషన్స్ అండ్ డిస్క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015లోని రెగ్యులేషన్ 33 క్రింద అవసరమైన ఆడిటర్లు కంపెనీ యొక్క ఆడిటర్లు పూర్తి చేశారు.

ప్రదేశం: హైదరాబాద్

తేది: 27 మే, 2025

బోర్డు ఆఫ్ డైరెక్టర్ల తరపున మరియు కొరకు

MedPlus Health Services Limited

సం/-

[illegible]

సిఇఒ & మేనేజింగ్ డైరెక్టర్

(DIN: 00098097)

Dr.Reddy's

ప్రకటన

కంపెనీల చట్టం 2013 ("చట్టం") యొక్క సెక్షన్ 124 (6) మరియు ఈ దిగువ తెల్పిన విధంగా సమయానుసారం అమలులో ఉన్న ("రూల్స్") కొరకు ఏవైనా చట్టబద్ధమైన మార్పులు లేదా సవరణలతో సహా ఇన్వెస్టర్ ఎడ్యుకేషన్ & ప్రొటెక్షన్ ఫండ్ అథారిటీ (అకౌంటింగ్, ఆడిట్, ట్రాన్స్‌ఫర్ మరియు రిఫండ్) రూల్స్ 2016 నిబంధనలను అనుసరించి కంపెనీ వాటాదారులకు ఈ క్రింది విధంగా తెలియజేయబడుచున్నది.

చట్టం మరియు రూల్స్‌లో తెలుపబడిన విధంగా వరుసగా 7 (ఏడు) సంవత్సరాలు లేదా అంతకన్నా ఎక్కువ కాలం వాటాదారులచే డివిడెండ్ క్లెయిం చేయబడని లేదా డివిడెండ్ చెల్లించబడని వాటాలు ఇన్వెస్టర్ ఎడ్యుకేషన్ & ప్రొటెక్షన్ ఫండ్ (ఐఇపిఎఫ్) అథారిటీనకు బదలాయింపు చేయబడతాయి.

ఆర్థిక సంవత్సరం 2017-18తో పాటు తదుపరి 7 (ఏడు) వరుస సంవత్సరాల డివిడెండ్ లను చెల్లించని / క్లెయిం చేయని వాటాదారులకు ప్రస్తుతం అందుబాటులో ఉన్న చిరునామాలకు కంపెనీ వ్యక్తిగతంగా నోటీసులు పంపుతూ, ఆగస్టు 30, 2025న లేదా అంతకన్నాముందు డివిడెండ్ క్లెయిం చేసుకోవలసిందిగా వారికి సలహా ఇవ్వడమైనది.

రూల్స్ యొక్క రూల్ 6 (3) ననుసరించి, పేరు, ఫోలియో నెం. / డిమాట్ అకౌంట్ నెం. మరియు బదలాయింపు చేయవలసిన వాటాల సంఖ్య యొక్క వివరాలు కలిగిన నివేదిక వాటాదారుల సమాచారం కొరకు మరియు తగు చర్యలు తీసుకొనుటకు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై అందుబాటులో ఉంచబడినది.

ఆర్థిక సంవత్సరం 2017-18 నుండి వారి డివిడెండ్లను క్లెయిం చేయని వాటాదారులు క్లెయిం డివిడెండ్ల కొరకు కంపెనీల రిజిస్ట్రార్ మరియు వాటా బదిలీ ఏజెంట్: మెస్సర్స్ బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్, 306, 3వ అంతస్తు, వైట్ వింగ్, అమృతవిల్లే, యశోదా హాస్పిటల్ ఎదురుగా, రాజ్‌భవన్ రోడ్డు, సోమాజిగూడ, హైదరాబాద్-500 082 (ఇండియా) (ఇ-మెయిల్: bsshyd@bigshareonline.com) కు లేదా కంపెనీకి ఆగస్టు 30, 2025న లేదా అంతకన్నా ముందు తదుపరి వివరాల కొరకు మరియు క్లెయిం చేయబడని డివిడెండ్ల కొరకు చెల్లుబాటయ్యే క్లెయిం చేయుట కొరకు వ్రాయవచ్చును. ఒకవేళ చెల్లుబాటు అయ్యే క్లెయిం చేయబడని యెడల అటువంటి వాటాలు ఆగస్టు 30, 2025 తరువాత ఐఇపిఎఫ్ అథారిటీ అక్కౌంట్‌కు బదలాయించబడతాయి.

ఐఇపిఎఫ్ కు బదలాయించబడిన చెల్లించబడని / క్లెయిం చేయబడని డివిడెండ్లు మరియు వాటాలు కలిగి ఉన్న ఎవరేని వ్యక్తి వెబ్‌సైట్ http://www.iepf.gov.in/IEPF/corporates.htmlపై అందుబాటులోగల నిర్దేశిత వెబ్ ఫారం ఐఇపిఎఫ్-5లో ఆన్‌లైన్ దరఖాస్తు సమర్పించడం ద్వారా మరియు కంపెనీ యొక్క నోడల్ అధికారికి దాని యొక్క భౌతిక ప్రతిని పంపించడం ద్వారా ఐఇపిఎఫ్ నుండి చెల్లించబడని / క్లెయిం చేయబడని డివిడెండ్లు మరియు వాటాలను క్లెయిం చేసుకొనవచ్చును. ఐఇపిఎఫ్‌నకు చెల్లించబడని లేదా క్లెయిం చేయబడని డివిడెండ్ మొత్తం మరియు వాటాలు బదలాయించిన తరువాత కంపెనీపై ఎటువంటి క్లెయిం చేయుటకు వీలులేదని దయచేసి గమనించగలరు.

ఈ ప్రకటన కంపెనీ వెబ్‌సైట్ www.drreddys.com మరియు స్టాక్ ఎక్ఛేంజీల వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com పైన కూడా అందుబాటులో ఉంటుంది.

ప్రదేశం: హైదరాబాద్

తేది : మే 27, 2025

డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు

కె.రణధీర్ సింగ్

కంపెనీ సెక్రటరీ, కాంప్లయిన్స్ ఆఫీసర్ అండ్ హెడ్ -సిఎస్ఆర్

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్

నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034, తెలంగాణ, ఇండియా

Email: shares@drreddys.com, Website: www.drreddys.com

10 HYDERABAD | WEDNESDAY, 28 MAY 2025 Business Standard

ClubMahindra

MAHINDRA HOLIDAYS & RESORTS INDIA LIMITED

Registered Office: Mahindra Towers, 1st Floor, "A" Wing, Dr. G. M. Bhosale Marg, P.K. Kurne Chowk, Worli, Mumbai - 400 018
CIN: L55101MH1996PLC405715; **Website:** www.clubmahindra.com, **Email id:** investors@mahindraholidays.com, **Tel. No.:** +91 22 6918 4722

NOTICE TO THE EQUITY SHAREHOLDERS OF THE COMPANY

Transfer of Equity Shares of the Company to the Investor Education and Protection Fund

This Notice is hereby given to the shareholders of the Company pursuant to the provisions of Section 124 of the Companies Act, 2013 ("the Act") read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("IEPF Rules"), as amended from time to time.

In terms of the provisions of Section 124(6) of the Act read with the IEPF Rules, the Equity Shares in respect of which dividend has remained unclaimed or unpaid for seven consecutive years or more shall be transferred to "Investor Education and Protection Fund" ("IEPF") account. However, where there is a specific order of Court or Tribunal or Statutory Authority restraining any transfer of such shares and payment of dividend or where such shares are pledged or hypothecated under the provisions of the Depositories Act, 1996, the Company shall not transfer such shares to IEPF.

The Company has already sent individual notices to those shareholders at their registered address, who have not claimed their dividend for seven consecutive years or more, *inter-alia*, providing them the details of their unclaimed dividend and giving them an opportunity to claim the said unclaimed dividend latest by 18th August, 2025, to avoid transfer of their shares to the Demat Account of the IEPF Authority.

The Company has uploaded full details of such Shareholders including their names, Folio number or DP ID & Client ID and equity shares due for transfer to IEPF on its website. Shareholders concerned are requested to refer to the web link https://www.clubmahindra.com/investors/investor-information to verify the details of un-encashed dividends and the equity shares liable to be transferred to the IEPF Account.

Kindly note that all future benefit(s), dividend arising on such shares would also be credited to IEPF Account. Shareholders may also note that both unclaimed dividend and the equity shares transferred to IEPF including all benefits accruing on such shares, if any, can be claimed back by them from IEPF Authority after following the procedure prescribed in the IEPF Rules.

The concerned Shareholders, holding equity shares in physical form and whose shares are liable to be transferred to IEPF, may note that the Company would be issuing duplicate share certificate(s) in lieu of the original share certificate(s) held by them. After issue of duplicate share certificate(s), the Company by way of Corporate Action will convert duplicate share certificate(s), into DEMAT form and transfer the equity shares to IEPF Account as per the IEPF Rules and upon such issue, the original share certificate(s) which stand registered in their name will stand automatically cancelled and be deemed non-negotiable. The Shareholders may further note that the details uploaded by the Company on its website should be regarded and shall be deemed adequate notice in respect of issue of the duplicate share certificate(s) by the Company for the purpose of transfer of shares to IEPF pursuant to the IEPF Rules.

In case of share(s) held in dematerialised form, the Company shall inform the depository by way of Corporate Action, where the Shareholder(s) have their accounts for transfer in favour of IEPF Authority.

Please note that the due date for claiming dividend for Financial Year 2017-18 is September 01, 2025. All concerned Shareholder(s) are requested to make an application to the Company / the Company's Registrar and Share Transfer Agent preferably by August 14, 2025 with a request for claiming un-encashed or unclaimed dividend for the Financial Year 2017-18, to enable processing of claims before the due date.

In case no valid claim in respect of equity shares is received from the Shareholders, within due date or such other date as may be extended, the Company shall, with a view to complying with the requirements set out in the IEPF Rules, transfer the shares to the IEPF within the due date as per procedure stipulated in the IEPF Rules. Please note that no claim shall lie against the Company in respect of unclaimed dividend amount and equity shares transferred to the IEPF.

In case the Shareholders have any queries on the subject matter, they may contact the Company's Registrar and Transfer Agent at KFin Technologies Limited, Unit: Mahindra Holidays & Resorts India Limited, Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad - 500 032, Toll Free No.: 1800-309-4001, Email: einward.ris@kfintech.com, Website: www.kfintech.com.

For **MAHINDRA HOLIDAYS & RESORTS INDIA LIMITED**
Sd/-
Dhanraj Mulki
General Counsel & Company Secretary

Place: Mumbai
Date: May 28, 2025

Dr.Reddy's

NOTICE

Notice is hereby given to the shareholders of the Company pursuant to the provisions of section 124(6) of the Companies Act, 2013 ('the Act') and the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, including any statutory modifications or amendments for the time being in force ("the Rules").

The Act and Rules, amongst other matters, contain provisions for transfer of all shares in respect of which dividend has not been paid or claimed by the shareholders for 7 (seven) consecutive years or more to the Investor Education and Protection Fund (IEPF) Authority.

The Company has sent individual notices to the latest available addresses of the shareholders whose dividends are lying unpaid or unclaimed for the financial year 2017-18 along with subsequent 7 (seven) consecutive year's dividend, advising them to claim the dividends on or before August 30, 2025.

Further in terms of Rule 6(3) of the Rules, the statement containing the details of name, folio number/demat account number and number of shares due for transfer is made available on the Company's website: www.drreddys.com for information and necessary action by the shareholders.

Shareholders who have not claimed their dividends from the year 2017-18 can write to the Company's Registrar & Share Transfer Agent, M/s. Bigshare Services Private Limited, 306, 3rd Floor, Right Wing, Amrutha Ville, Opp: Yashoda Hospital, Rajbhavan Road, Somajiguda, Hyderabad – 500082 (India) (email: bsshyd@bigshareonline.com) or to the Company on or before August 30, 2025, for further details and for making a valid claim for the unclaimed dividends. If no valid claim has been made, such shares will be transferred to the IEPF Authority Account after August 30, 2025.

Any person, whose shares and unpaid/unclaimed dividends have been transferred to the IEPF, may claim the shares and unpaid/unclaimed dividends from IEPF by submitting an online application in the prescribed web form IEPF-5 available on the website: http://www.iepf.gov.in/IEPF/corporates.html and sending a physical copy of the same to the Nodal Officer of the Company. Please note that post transfer of unpaid and unclaimed dividend amount and shares to IEPF, no claim shall lie against the Company.

This notice is also available on the Company's website: www.drreddys.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com.

Place : Hyderabad
Date : May 27, 2025

DR. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

IDBI BANK
CIN: L65190MH2004GOI148838

IDBI Bank Ltd.

Alibaug Regional Office, Zone- Mumbai

LOCKER BREAK OPEN NOTICE

This is to inform you that the Locker holders of our branches as mentioned below (against the respective lockers) relating to the following locker accounts have failed and neglected to pay the prescribed locker rent for a long time in spite of our various notices and demands made to them. As per the Terms and conditions agreed to by the locker holder the bank will be at liberty to break open the said locker on the event of non-payment of rent. Accordingly, it is proposed to break open the said locker on September 01st, 2025 by serving the formalities and the dues to avoid action. The charges for break open would be borne by the renters and the bank reserves the right to take legal action for recovery of the same along with rent arrears/other charges etc.

No.	Locker No	Due from	Name and Address	Branch
1	G1-18	April 1st, 2022	**Mr. Sandip Yashwant Patil** Address-Vighnaharta Co Op Hsg Soc Alibag Dist- Raigad,Maharashtra. Pin- 402201	Alibaug/299
2	G1-29	April 1st, 2022	**Mrs. Rahana Abbasbhai Sirpurwalla** Address- Raj House Veer Savarkar Marg Pen, At Post- Pen, Tal- Pen, Dist- Raigad, Pin- 402107.	Pen/332

Date - 28/05/2025
Place - Alibaug Regional Office. Pen, Dist- Raigad

SD/-
Authorized Signatory

KILBURN ENGINEERING LTD.

CIN : L24232WB1987PLC042956
Regd. Office: Unit No. 1901, 19th Floor, Biowonder - Block A, 789, Anandapur, Kolkata – 700 107. TEL: 033-6904 5700
E-Mail: cs@kilburnengg.com; Website: www.kilburnengg.com

PUBLIC NOTICE TO THE SHAREHOLDERS OF KILBURN ENGINEERING LTD

This public announcement is being made in compliance with Regulation 6(1)(c) of Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (hereinafter referred to as 'Delisting Regulations') to the shareholders of the Company in respect of voluntary delisting of equity shares of the Company from 'The Calcutta Stock Exchange Limited' ('CSE'). At present the shares of the Company are listed on both the recognised stock exchanges i.e. BSE Limited and CSE. The Board of Directors has, in its meeting held on Wednesday, May 21, 2025, approved delisting of shares of the Company from CSE due to the decrease in overall trade volume in the shares of the Company and to curb the fixed cost incurred by the company.

The shares of the Company shall continue to remain listed on BSE Limited, which is a recognised stock exchange having nationwide trading terminal.

In case the shareholders have any query or objection in pursuant to this notice, they can email the same on "cs@kilburnengg.com" or send their written query or objection to Unit No. 1901, 19th Floor, Biowonder - Block A, 789, Anandapur, Kolkata - 700 107.

For and on behalf of Kilburn Engineering Ltd
SD/-
Ranjit Lala
Managing Director
DIN:07266678

Place : Kolkata
Date: 21st May, 2025

TITAN COMPANY

TITAN COMPANY LIMITED

CIN: L74999TZ1984PLC001456
Registered Office: 3, SIPCOT Industrial Complex,Hosur - 635 126, Tamil Nadu.
Tel: +91-80-6704 7000 E-mail: investor@titan.co.in Website: www.titancompany.in
A **TATA** Enterprise

NOTICE

Transfer of Equity Shares of the Company to the Investor Education and Protection Fund (IEPF)

Shareholders are hereby informed that pursuant to section 124 of the Companies Act, 2013 (the Act) and the provisions of Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and subsequent amendment thereto ("the Rules"), the **dividend declared for the financial year 2017-18,** which remained unclaimed for a period of seven years will be transferred by the Company to the IEPF account. The corresponding shares on which dividend was unclaimed for seven consecutive years will also be transferred as per the procedures set out in the Rules.

In compliance with the Rules, the Company has sent individual communication to the concerned shareholders at their registered address to claim such dividend(s). This communication is addressed to those shareholders, whose dividend(s) remain unclaimed and whose share(s) are liable to be transferred to IEPF. The details of such shareholders along with the Folio Number / DP ID & Client ID, shares and dividend liable to be transferred to IEPF on 9th September, 2025 are available on the Company's website at https://www.titancompany.in/investors/transfer-of-shares-to-iepf.

The concerned shareholders are requested to encash the unclaimed dividends, if any, by making an application to the Registrars and Transfer Agent on or before 21st August, 2025. In case the Company does not receive any communication from the concerned shareholders within the said date, the Company shall, with a view to comply with the requirements set out under the Act and Rules, transfer the shares to the IEPF, as per the procedure set out in the Rules by the due date.

Please note that no claims shall lie against the Company in respect of shares and unclaimed dividends transferred to the IEPF Authority and the future dividends, if any in respect of the shares transferred. The shareholders may claim the dividend and corresponding shares transferred to IEPF including all benefits accruing on such shares, if any, from the IEPF Authorities after following the procedure prescribed in the Rules and the same is available at IEPF website i.e., www.iepf.gov.in

For shares held in physical mode, kindly send a request to the Registrars and Transfer Agent of the Company, MUFG Intime India Private Limited with duly signed request letter and original cancelled cheque to update your e-mail address and bank account details. For Demat holders, kindly contact your DP (Depository Participant) and register your e-mail address and bank account details in your Demat account, as per the process advised by your DP.

Please feel free to contact Company / MUFG Intime India Private Limited in case you have any queries at following address/email/telephone number:

The Secretarial Department Titan Company Limited INTEGRITY, No. 193, Veerasandra, Electronics City P.O., Off Hosur Main Road, Bengaluru - 560100. Tel No: +91 80 6704 7000 Email: investor@titan.co.in	MUFG Intime India Private Limited (formerly Link Intime India Private Limited) C-101, 1st Floor, 247 Park, Lal Bahadur Shastri Marg, Vikhroli (West), Mumbai - 400 083. Tel: +91-8108118484. *For raising queries, please visit the website: www.in.mpms.mufg.com*

For TITAN COMPANY LIMITED
Dinesh Shetty
General Counsel & Company Secretary

Place: Bengaluru
Date: May 27, 2025

TANISHQ | TITAN | ZOYA | SKINN | TITAN EYE+

FORM G

INVITATION FOR EXPRESSION OF INTEREST FOR

BLIZZARD CERAMICA LLP
OPERATING IN CERAMICS AND TILES SECTOR AT WANKANER, MORBI

(Under Regulation 36A(1) of the Insolvency and Bankruptcy Board of India (Insolvency Resolution Process for Corporate Persons) Regulations, 2016)

SL.	RELEVANT PARTICULARS	
1.	Name of the corporate debtor along with PAN & CIN/ LLP No.	**BLIZZARD CERAMICA LLP** AAWFB6902C / AAT-7492
2.	Address of the registered office	Survey no 83/1, 83/2, 83/3 and 83/4, Lunsar road, Opp. Bhojapara, 8-A National Highway, Jetparda, Rajkot, Wankaner, Gujarat, India, 363621
3.	URL of website	No Website of the Corporate Debtor
4.	Details of place where majority of fixed assets are located	At the registered office
5.	Installed capacity of main products/ services	36 Lakh Sq mtr Tiles per annum
6.	Quantity and value of main products/ services sold in last financial year	Rs 77.86 Cr (as per Unaudited financials FY 24-25)
7.	Number of employees/ workmen	NIL
8.	Further details including last available financial statements (with schedules) of two years, lists of creditors, relevant dates for subsequent events of the process are available at:	Details can be sought by sending request at cirp.blizzard@gmail.com,
9.	Eligibility for resolution applicants under section 25(2)(h) of the Code is available at:	Details can be sought by sending request at cirp.blizzard@gmail.com
10.	Last date for receipt of expression of interest	13/06/2025
11.	Date of issue of provisional list of prospective resolution applicants	18/06/2025
12.	Last date for submission of objections to provisional list	23/06/2025
13.	Date of issue of final list of prospective resolution applicants	28/06/2025
14.	Date of issue of information memorandum, evaluation matrix and request for resolution plans to prospective resolution applicants	02/07/2025
15.	Last date for submission of resolution plans	03/08/2025
16.	Process email id to submit EOI	cirp.blizzard@gmail.com

Note : The above information is provided from the details provided by the Suspended Board of Directors.

Sd/-
Mr. Rahul Nareshbhai Shah
Interim Resolution Professional
Reg No- IBBI/IPA-001/IP-P02170/2020-2021/13367
Validity of AFA till 30.06.2025
20 Sudershan Society, Part 2, Naranpura, Ahmedabad

Date : 28/05/2025
Place : Ahmedabad

AUROBINDO PHARMA LIMITED

(CIN - L24239TG1986PLC015190)
Regd. Office: Plot No.2, Maithrivihar, Ameerpet, Hyderabad - 500 038, Telangana, India.
Tel: +91 040 23736370 **Fax:** +91 40 23747340 **Email:** info@aurobindo.com

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR YEAR ENDED MARCH 31, 2025 AND UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2025

(All amounts are in ₹ millions, unless otherwise stated)

Sr. No.		Quarter Ended	Year Ended	Quarter Ended
		31.03.2025	31.03.2025	31.03.2024
		Unaudited	Audited	Unaudited
1	Total income from operations (net)	83,821.2	317,237.3	75,801.5
2	Net Profit for the period (before Tax and Exceptional items)	13,350.9	50,662.9	13,520.1
3	Net Profit for the period before tax (after Exceptional items)	13,350.9	50,662.9	12,299.0
4	Net Profit for the period after tax (after Exceptional items)	9,028.3	34,835.7	9,073.5
5	Total Comprehensive income for the period [Comprising Profit for the period (after tax) and Other Comprehensive income (after tax)]	10,424.9	37,871.9	7,967.8
6	Paid-up equity Share Capital (face value of ₹ 1/- each)	580.8	580.8	585.9
7	Other equity (excluding Revaluation Reserve) as shown in the unaudited financial results	-	-	-
8	Other equity (excluding Revaluation Reserve) as shown in the Audited Balance Sheet of previous year	As on March 31, 2024 297,842.1		
9	Earnings per share of ₹ 1/- each	(Not annualised)	(Annualised)	(Not annualised)
	(a) Basic (in ₹)	15.56	59.81	15.51
	(b) Diluted (in ₹)	15.56	59.81	15.51

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR YEAR ENDED MARCH 31, 2025 AND UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2025

(All amounts are in ₹ millions, unless otherwise stated)

Sr. No.		Quarter Ended	Year Ended	Quarter Ended
		31.03.2025	31.03.2025	31.03.2024
		Unaudited	Audited	Unaudited
1	Total income from continuing operations (net)	27,319.9	109,333.0	28,940.3
2	Profit before tax from continuing operations for the period	5,555.2	23,584.5	7,798.8
3	Profit after tax from continuing operations for the period	4,081.7	17,467.9	5,786.7
4	Profit before tax from discontinued operations for the period	-	-	-
5	Profit after tax from discontinued operations for the period	-	-	-
6	Total Comprehensive income for the period [Comprising Profit for the period (after tax) and Other Comprehensive income (after tax)]	4,072.6	17,415.3	5,783.1
7	Paid-up equity Share Capital (face value of ₹ 1/- each)	580.8	580.8	585.9
8	Other equity (excluding Revaluation Reserve) as shown in the unaudited financial results	-	-	-
9	Other equity (excluding Revaluation Reserve) as shown in the Audited Balance Sheet of previous year	As on March 31, 2024 196,642.3		
10	Earnings per share of ₹ 1/- each	(Not annualised)	(Annualised)	(Not annualised)
	Continuing operations			
	(a) Basic (in ₹)	7.03	29.97	9.88
	(b) Diluted (in ₹)	7.03	29.97	9.88
	Discontinued operations			
	(a) Basic (in ₹)	-	-	-
	(b) Diluted (in ₹)	-	-	-
	Total operations			
	(a) Basic (in ₹)	7.03	29.97	9.88
	(b) Diluted (in ₹)	7.03	29.97	9.88

Note: The above is an extract of the detailed format of Quarterly and year ended Financial Results filed with the Stock Exchanges under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the Financial Results are available on the Stock Exchanges' web sites viz. www.bseindia.com, www.nseindia.com and on the Company's web site viz. www.aurobindo.com.

By Order of the Board
Aurobindo Pharma Limited
Sd/-
K. Nithyananda Reddy
Vice Chairman & Managing Director

Place: Hyderabad
Date : May 26, 2025

www.aurobindo.com

RANE (MADRAS) LIMITED

Regd. Office : "MAITHRI", 132, Cathedral Road, Chennai - 600 086
visit us at: www.ranegroup.com CIN: L65993TN2004PLC052856

Extract of Audited Standalone and Consolidated Financial Results for the quarter and year ended March 31, 2025

(Rs. in Crores except per share data)

S. No	Particulars	Standalone					Consolidated				
		Quarter ended			Year ended		Quarter ended			Year ended	
		Audited	Unaudited	Audited	Audited	Audited	Audited	Unaudited	Audited	Audited	Audited
		31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024	31.03.2025	31.12.2024	31.03.2024	31.03.2025	31.03.2024
1.	Total Income from Operations	901.64	837.37	853.09	3,405.92	3,366.03	901.34	837.37	853.09	3,405.75	3,462.73
2.	Net Profit / (Loss) for the period (before Tax, Exceptional items)	30.86	18.40	25.37	102.85	128.01	28.76	16.20	22.55	90.89	80.05
3.	Net Profit / (Loss) for the period before tax (after Exceptional items)	19.05	17.47	18.35	89.86	(20.54)	16.95	15.27	15.53	77.90	(32.40)
4.	Net Profit / (Loss) for the period after tax (after Exceptional items)	8.62	2.59	13.58	49.61	66.62	6.52	0.39	10.76	37.65	54.76
5.	"Total Comprehensive Income for the period [Comprising Profit / (Loss) for the period (after tax) and Other Comprehensive Income (after tax)]"	11.87	3.04	13.34	52.24	65.63	9.02	1.67	10.96	39.86	65.73
6.	Equity Share Capital	16.27	16.27	16.27	16.27	16.27	16.27	16.27	16.27	16.27	16.27
7.	Reserves (excluding Revaluation Reserve) as shown in the Audited Balance Sheet of the previous year				672.37	646.94				654.62	641.58
7.	Earnings Per Share (of Rs. 10/- each) - (Not annualised for the quarters) 1. Basic: 2. Diluted:	3.12 3.12	0.94 0.94	4.91 4.91	17.95 17.95	24.10 24.10	2.37 2.37	0.14 0.14	3.89 3.89	13.62 13.62	19.81 19.81

The above is an extract of the detailed format of Quarterly Standalone and Consolidated Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Disclosure Requirements) Regulations, 2015. The full format of the Standalone and Consolidated unaudited Financial Results are available on the Stock Exchange websites: www.bseindia.com and www.nseindia.com and on the company's website-www.ranegroup.com

Note:

1. The above financial results have been reviewed by the Audit Committee and approved by the Board of Directors at their respective meetings held on May 27, 2025.

2. "Exceptional items in the above financial results include the following:-

- The Company has primarily incurred merger related expenses (including stamp duty charges), one-time warranty costs and expenditure towards voluntary retirement scheme amounting to Rs. 11.81 crores for quarter ended March 31, 2025, Rs. 0.93 crores in the quarter ended December 31, 2024, Rs. 7.02 crores in the quarter ended March 31, 2024, Rs. 12.99 crores for year ended March 31, 2025 and Rs. 26.99 crores for the year ended March 31, 2024 as exceptional items.

- Pursuant to the approval of the Board of Directors and Shareholders of the Company, Rane Madras International Holdings B.V. (the Company's step-down subsidiary) had sold its entire stake in Rane Light Metal Castings Inc., ('LMCA') (RML's erstwhile step-down subsidiary) on September 14, 2023 for a consideration of USD 4.9 million. Accordingly, for the year ended March 31, 2024, the Company had recorded a fair value loss aggregating to Rs. 121.56 crores in the standalone financial results and loss on sale of the step-down subsidiary aggregating to Rs. 85.46 crores in the consolidated financial results as an exceptional item.

- Consequent to the sale of LMCA, Rane Madras International Holdings B.V., had carried out a reduction of capital in the non-convertible redeemable preference shares issued to the Company. The Company had determined that it is eligible to claim the tax benefit arising from such losses and had accordingly recorded a deferred tax asset of Rs. 113.34 crores for the year ended March 31, 2024 and had also obtained legal advice on this matter and believes that it will have sufficient future taxable profits to fully utilize this deferred tax asset."

3. Consequent to sale of LMCA, the Group has consolidated the financial performance of LMCA till September 14, 2023 and the assets / liabilities of LMCA were de-recognized in the consolidated balance sheet on September 14, 2023.

4. "The Board of Directors of the Company in its meeting held on February 09, 2024, had approved the scheme of amalgamation (the Scheme), amongst the Company and its fellow subsidiaries, Rane Brake Lining Limited (RBL) and Rane Engine Valve Limited (REVL) with effect from April 1, 2024 under Section 230 to 232 of the Companies Act, 2013 and other applicable provisions. The aforesaid Scheme was sanctioned by Hon'ble National Company Law Tribunal (NCLT) vide order dated March 24, 2025. The Scheme has become effective from April 01, 2024 upon filing of the certified copy of the orders passed by NCLT with the relevant Registrar of Companies on April 07, 2025.

The amalgamation has been accounted in accordance with "Pooling of interest method" as laid down in Appendix C - 'Business combinations of entities under common control' of Ind AS 103 notified under Section 133 of the Companies Act read with the Companies (Indian Accounting Standards) Rules, 2015. Accordingly, comparatives have been restated to give effect of the amalgamation from the beginning of the previous year. The difference between the assets, liabilities, acquired reserves and shares transferred were transferred to Capital Reserves amounting to Rs. 3.59 crores."

5. During the year ended March 31, 2024, the Company had set up a new subsidiary Rane Automotive Components S. de R.L. de C.V. and is currently in the process of setting up the manufacturing facility. Accordingly the Consolidated financial results include the financial performance of this subsidiary effective from the year ended March 31, 2024.

6. The Board of Directors of the Company in its meeting held on May 27, 2025, has recommended a dividend of Rs.8.00/- per equity share of Rs. 10/- each (i.e., 80 % of face value) for the financial year ended March 31, 2025, subject to the approval of shareholders in the ensuing Annual General Meeting.

For Rane (Madras) Limited
Harish Lakshman
Chairman and Managing Director

Place : Chennai
Date : May 27, 2025